                                November 22, 2005


FILED ON EDGAR
FAXED - (202) 942-9635

Mr. Jorge Bonilla
Senior Staff Accountant,
Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, D.C.  20549

               Re:    First Wilkow Venture (the "Partnership")
                      Form 10-K for the year ended December 31, 2004 Form 10-Q for the quarter ended March 31, 2005 File no. 0-7798


Dear Mr. Bonilla:

         In response to your letter of November 10, 2005, set forth below (in an order that corresponds to your comments) is the supplemental information requested:

Form 10-K for the fiscal year ended December 31, 2004

Note (2) Investments in Real Estate Partnerships and Co-Tenancies, page 28


         1. Per your request an analysis was done to quantify the effect that would result from using the equity method instead of the cost method for the referenced investments. There were fourteen investments that were accounted for using the cost method in the fiscal year 2004. Five of those investments were made prior to 1995 and therefore were not considered and three additional investments were not considered due to a lack of activity or the fact that they were sold in the fiscal year. The remaining six investments were analyzed and the results can be found on the accompanying Schedule A. The results of the analysis for fiscal year 2004 reveal that Partnership Income was overstated by approximately 2%, or $113,726. To rectify the overstatement we respectfully ask that we be allowed to make the necessary adjustments in fiscal year 2005. In addition, beginning in fiscal year 2005, we agree to use the equity method for the six investments that made up the analysis as well as any new investments that may be made by the Partnership in the future.

         2. We used the guidance provided in Paragraph 5 of EITF 3-16 which states "an investment in an LLC that maintains a `specific ownership account'
for each investor.....should be viewed as similar to an investment in a limited partnership for purposes of determining whether a non-controlling investment in an LLC should be accounted for using the cost method or the equity method." Since a "specific ownership account" is maintained for each investor, we treat the LLC investments in the same manner as a limited partnership. The quantification of the impact of the equity method on the LLC investments was incorporated into Schedule A.


                                   Sincerely,

                              FIRST WILKOW VENTURE



                                 Marc R. Wilkow
                                 General Partner


MRW: srq

SCHEDULE A
FIRST WILKOW VENTURE - RECAP OF COST METHOD PARTNERSHIPS
12/31/2004

I.  PRE 1995 ENTITIES AND "IMMATERIAL" ENTITIES

Duke Realty LP                             pre 1995
First Candlewick Associates                pre 1995
Second Wilkow Venture                      pre 1995
Wilkow/Retail Partners LP                  pre 1995
Lake Cook Office Bldg IV                   pre 1995
M & J/Eden Prairie LP                      post 1995 - sold in '04
Mid Oak Plaza LLC                          post 1995 - immaterial
North LaSalle Street LP                    post 1995 - no activity

II.  "MATERIAL" ENTITIES

                                                                                                   (Understated)
                                                           Cost Method       Equity Method          Overstated
                                               Year          Income          Income (Loss)            Income
                                               ----        -----------       -------------         -----------
M & J/2121 K Street LLC                        2004              0.00           1,263.00            (1,263.00)

M & J/LaSalle Assoc. LP                        2004         25,781.00          17,291.00             8,490.00
(note: Pre 2004 ownership interest
was only .2262%)

M & J/Louisville LLC                           2003              0.00         (25,048.00)           25,048.00
                                               2004         28,125.00          15,554.00            12,571.00
                                                           ----------         ----------           ----------
                                                            28,125.00          (9,494.00)           37,619.00

M & J/Battery LLC                              2001          8,569.00          14,041.00            (5,472.00)
                                               2002         29,255.00          25,007.00             4,248.00
                                               2003         29,813.00          29,243.00               570.00
                                               2004         58,557.00          29,043.00            29,514.00
                                                           ----------         ----------           ----------
                                                           126,194.00          97,334.00            28,860.00

M & J/Clark Street, LLC                        2000          6,953.00          31,409.00           (24,456.00)
                                               2001         54,238.00          35,795.00            18,443.00
                                               2002         30,582.00          28,922.00             1,660.00
                                               2003              0.00         (13,401.00)           13,401.00
                                               2004              0.00         (70,372.00)           70,372.00
                                                           ----------         ----------           ----------
                                                            91,773.00          12,353.00            79,420.00

M & J/NCT Louisville LP                        2000         33,750.00           8,988.00            24,762.00
                                               2001         27,000.00          12,549.00            14,451.00
                                               2002          6,750.00          18,335.00           (11,585.00)
                                               2003              0.00          22,110.00           (22,110.00)
                                               2004         10,923.00          16,881.00            (5,958.00)
                                                           ----------         ----------           ----------
                                                            78,423.00          78,863.00              (440.00)
Totals By Year:
                                               2000         40,703.00          40,397.00               306.00
                                               2001         89,807.00          62,385.00            27,422.00
                                               2002         66,587.00          72,264.00            (5,677.00)
                                               2003         29,813.00          12,904.00            16,909.00
                                               2004        123,386.00           9,660.00           113,726.00
                                                           ----------         ----------           ----------
                                                           350,296.00         197,610.00           152,686.00